Exhibit 4.17

WING LUNG BANK	Loans Operations Centre Tel: (852) 3518 5888 Fax: (852) 2868 0726 Email: loansopctr@winglungbank.com www.winglungbank.com

IMPORTANT NOTICE:

THIS LETTER SETS OUT THE TERMS AND CONDITIONS UPON WHICH OUR BANK WOULD PROVIDE BANKING FACILITIES TO YOU. YOU ARE ADVISED TO READ AND UNDERSTAND SUCH TERMS AND CONDITIONS BEFORE ACCEPTING THIS LETTER, OR IF YOU CONSIDER NECESSARY, SEEK INDEPENDENT LEGAL ADVICE.

Our Ref: 140101U00002601-CK	Date: 14 February 2014

Vipshop International Holdings Limited

Dear Sir(s),

We are pleased to offer to you the following facilities on the following terms:

1.                                      THE FACILITIES

1.1                               Term Loan Facility

Term Loan Limit:	USD50,000,000.00 (or its equivalent of HKD390,000,000.00)

Interest Rate:	USD: 1.8% above 3-months LIBOR

HKD: 1.6% above 3-months LIBOR

Up-Front Fee:	0.6% of loan amount payable on loan drawdown date (non-refundable).

Interest Payment:	Accrued interest shall be payable quarterly in arrear and the last interest payment on the Final Maturity date together with outstanding loan amount.

Final Maturity:	12 months from the drawdown date or 30 days prior to expiry of the SBLC, whichever is earlier.

Drawdown:	In one lump sum within 60 days from the date of this Facility Letter.

Prepayment:

Partial repayment is not allowed: Early full repayment on the scheduled interest payment date and subject to 30 days prior written notice to the bank is allowed ‘without penalty, otherwise, a penalty fee’ of 0.2% on the repayment amount will be levied.

Repayment:	All amounts outstanding under the Facilities shall be repaid in one lump sum on the Final Maturity Date.

Disposal of loan proceeds is restricted to the approved loan purpose and under our strict control to wiring to designated party addressed in the acquisition agreement and will be subject to the final acquisition agreement and other supporting documents (if applicable) which shall be provided prior to loan drawdown.

Loan purpose is solely restricted to the equity acquisition of an overseas company.  You shall furnish us a certified copy of the acquisition agreement, or other acceptable documents containing details of the acquisition no later than 3 working days before the loan drawdown for our review and acceptance.

You represent, declare and undertake to us that the utilization of any facility or use of proceeds drawn under this Facility letter do not and will not conflict with any law or regulation applicable to you (including without limitation those in force in the Mainland).  The above representation and declaration deemed to be made by you by reference to the facts then existing during the period where the facilities or any part thereof remain outstanding.

You undertake that the loan usage and the flow of loan proceeds are fully comply with Hong Kong and Mainland legal and regulatory requirements.  The loan proceeds must not be directly or indirectly channeled back to Mainland China.

The Facility is subject to our review at our absolute discretion from time to time.

2.                                      SECURITY

The Facilities shall be secured by:

Irrevocable Standby letter(s) of Credit (“SBLC”) for an amount not less than USD50,000,000.00 (or RMB SBLC with amount not less than 103% of USD/HKD equivalent of the loan amount) to be issued by China Merchants Bank Co., Limited, Guangzhou Branch in favour of Wing lung Bank Ltd., in a format acceptable to us, covering indebtedness including loan principal and accrued interests.

Top Up Requirement:

Once the exchange rate changes and the lVR ratio ~ 99% (from 97% at loan origination), you are required to increase the value of SBlC amount or initiate early repayment to restore the lVR ratio to 97% or below within 5 days of our notice otherwise it will be an event of default and you have to repay all the outstanding amount immediately.

3.                                      AVAILABILITY

No Facility may be utilized until we have received and found to be satisfactory:

(a)                                 this letter duly accepted, together with the extract resolution of your company;

(b)                                 the security documents set out in paragraph 2 above duly executed by all relevant parties; and

(c)                                  such other documents and information as we may require.

4.                                      OVERRIDING RIGHTS

Notwithstanding any other provisions of this letter or any other documents, all undrawn facilities are available at our discretion and may be cancelled by us without condition or notice.  You shall, on demand by us at our discretion, pay to us (or as requested provide full cash cover for) all outstanding principal, accrued interest and other amounts payable to us, whether actual or contingent, present or future.  We may at any time vary, increase, reduce, suspend, cancel or replace the Facilities and any terms and conditions at our sole discretion, including the amount of any Facility, interest rates, fees and any security documents.

5.                                      TERMS AND CONDITIONS FOR FACILITIES

The Facilities are subject to our Terms and Conditions for Facilities and, for trade finance facilities, our General Conditions - Trade Finance and, if applicable, Terms and Conditions for Facilities (Stockbrokers) (in each case, as amended by us from time to time).  If there is any inconsistency between the foregoing documents and this letter, the terms of this letter shall prevail.

Please confirm your acceptance of the above by signing and returning to us the attached copy of this Letter within 60 days from the date of this Letter.  Otherwise, this offer will automatically lapse.

Yours faithfully,

For Wing Lung Bank Limited

/s/ Authorized Signatory

We accept the Facilities and the above terms and conditions:

/s/ Eric Ya Shen
Borrower(s): Vipshop International Holdings Limited
Date: February 14, 2014